Exhibit 12.1

Six Flags Entertainment Corporation
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(Amounts in thousands)	2018		2017		2016		2015		2014
Earnings:
Income from continuing operations	$316,003		$313,026		$156,727		$192,855		$113,489
Income tax expense (benefit)	95,855		16,026		76,539		70,369		46,522
Interest Expense	108,034		99,766		82,377		76,205		73,057
Loss on debt extinguishment, net	—		37,116		2,935		6,557		—
Estimated interest component of rental expense	8,429		4,517		3,476		3,133		3,153
Adjusted earnings	$528,321		$470,451		$322,054		$349,119		$236,221

Fixed Charges:
Interest Expense	$108,034		$99,766		$82,377		$76,205		$73,057
Estimated interest component of rental expense	8,429		4,517		3,476		3,133		3,153
Total fixed charges	$116,463		$104,283		$85,853		$79,338		$76,210

Ratio of earnings to fixed charge	4.5	x	4.5	x	3.8	x	4.4	x	3.1	x

Excess	$411,858		$366,168		$236,201		$269,781		$160,011